EXHIBIT 99-1

Blue Hat Announces Appointment of Mr. Weicheng Pan as Chief Strategy Officer

Xiamen – May 15, 2023: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT) announced that Blue Hat has appointed Mr. Weicheng Pan as Chief Strategy Officer, effective May 10, 2023.

Management Commentary

Xiaodong Chen, CEO of the Company, said: “Mr. Pan is a well-known entrepreneur in corporate strategic planning and an investor with the wisdom and insight of “Midas Touch” in Greater Bay Area and Southeast Asia. He served as an executive of many well-known listed companies with outstanding performance, and is widely recognized in the industry. I believe Mr. Pan’s joining will facilitate Blue Hat’s strategic transformation and asset improvement.”

Mr. Weicheng Pan will lead Blue Hat in pursuing potential opportunities in mergers and acquisitions, investment and financing (including but not limited to gold and jewelry trade, commodity trading business, and technology and service innovation projects).

Ms. Deanna Liu will be responsible with investment relationship of the Company.

About Blue Hat

Blue Hat is a leading communication services and IDC business provider and a producer, developer and operator of AR interactive entertainment games, toys and educational materials in China. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings, including its Annual Report on Form 20-F. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

For more information, please contact Investor Relations:

Blue Hat Interactive Entertainment Technology

Ms. Deanna Liu
Phone: +86-139-2845-1705
Email: deannaliu@bluehatgroup.net